1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	April 9, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

DISCLOSEABLE TRANSACTIONS

SUBSCRIPTIONS OF WEALTH MANAGEMENT PRODUCTS

The Board announces that, on 9 April, 2014, the Company entered into wealth management products agreements with Agricultural Bank of China, ICBC, Bank of China, CCB and Qilu Bank, respectively, to subscribe for certain wealth management products.

The relevant subscription amounts under the 2014 Wealth Management Products Agreements (being Wealth Management Products Agreement of Agricultural Bank of China, Master Agreement of Structured Deposits of ICBC, Wealth Management Products Agreement of Bank of China, Wealth Management Products Agreement of CCB and Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank) shall be aggregated pursuant to Rule 14.22 of the Hong Kong Listing Rules. As the highest relevant applicable percentage ratio (as defined under the Hong Kong Listing Rules) exceeds 5% but is less than 25%, the 2014 Wealth Management Products Agreements constitute discloseable transactions of the Company and are subject to the reporting and announcement requirements under the Hong Kong Listing Rules.

I.	BACKGROUND

The Board announces that, on 9 April, 2014, the Company entered into wealth management products agreements with Agricultural Bank of China, ICBC, Bank of China, CCB and Qilu Bank respectively, to subscribe for certain wealth management products.

II.	PARTICULARS OF THE 2014 WEALTH MANAGEMENT PRODUCTS AGREEMENTS

1.	Wealth Management Products Agreement of Agricultural Bank of China

On 9 April 2014, the Company entered into the Wealth Management Products Agreement of Agricultural Bank of China with Agricultural Bank of China to purchase “Hui Li Feng” corporate RMB wealth management products (Issue 1131 of 2014) from Agricultural Bank of China, details of which are as follows:

(1)	Name of product: Hui Li Feng corporate RMB wealth management products (Issue 1131 of 2014)

(2)	Investment currency: RMB

(3)	Type of product: principal-guaranteed and floating income wealth management product

(4)	Subscription amount: RMB 1 billion

(5)	Expected annualized return rate: 5.80%

(6)	Principle for calculation of product returns: return on the product is calculated based on the investment principal of the Company, days of investment and the actual annualized return rate (365 days a year).

(7)	Value date of product: 9 April 2014

(8)	Maturity date of product: 8 July 2014

(9)	Principal guaranteed: Agricultural Bank of China guaranteed to return 100% of the principal amount of such wealth management product upon maturity.

(10)	Right of early termination: during the investment period for the products, the Agricultural Bank of China has the right but not an obligation of early termination. In case of early termination of this product, the Agricultural Bank of China shall notify the Company 2 working days before the termination date by announcement.

(11)	The payment of principal and return: the principal and corresponding return of the products would be paid in a lump sum within 2 working days after the maturity date. The fund transfer will be postponed accordingly if the due date for payment falls on a non-working day.

(12)	Description of connected relationship: To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Agricultural Bank of China and its ultimate beneficial owners are the third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

2.	Master Agreement of Structured Deposits of ICBC

On 9 April 2014, the Company entered into the Master Agreement of Structured Deposits of ICBC with ICBC to purchase structured deposit products – specialized account type A wealth management products (Issue 023 of 2014), details of which are as follows:

(1)	Name of product: Exchange Rate Linked Double No Touch Corporate RMB Structured Deposits - specialized account type A wealth management products (Issue 023 of 2014) (Product No.:14ZH023A)

(2)	Investment currency: RMB

(3)	Type of product: principal-guaranteed and floating income wealth management product

(4)	Subscription amount: RMB 1 billion

(5)	Expected annualized return rate: 5.00%

(6)	Principle for calculation of product returns: return on the product is calculated based on the investment principal of the Company, days of investment and the actual annualized return rate (365 days a year).

(7)	Value date of product: 9 April 2014

(8)	Maturity date of product: 8 July 2014

(9)	Principal guaranteed: 100% guarantee for the safety of the principal amount of such structured deposits

(10)	Right of early termination: before the maturity date of the products, ICBC has no right to unilaterally terminate the products.

(11)	The payment of principal and return: the principal will be transferred on the maturity date. The return will be transferred on the first working day after the maturity date of the products.

(12)	Description of connected relationship: To the best knowledge, information and belief of the Directors having made all reasonable enquiry, ICBC and its ultimate beneficial owners are the third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

3.	Wealth Management Products Agreement of Bank of China

On 9 April 2014, the Company entered into the Wealth Management Products Agreement of Bank of China with Bank of China to purchase RMB wealth management products (CNYAQKF T+1) of Bank of China, details of which are as follows:

(1)	Name of product: RMB wealth management products (CNYAQKF T+1) (Product No.: CNYAQKF)

(2)	Investment currency: RMB

(3)	Type of product: principal and income guaranteed wealth management product

(4)	Subscription amount: RMB 1 billion

(5)	Expected annualized return rate: 4.70%

(6)	Principle for calculation of product returns: return of the first open day on the product is calculated by way of simple interest based on the investment principal, yield and days of investment. The return after the first open day on the products is calculated by way of simple interest based on the investment principal of the last open day, yield and days of investment.

(7)	Value date of product: 9 April 2014

(8)	Maturity date of product: 8 July 2014

(9)	Principal guaranteed: 100% guarantee for the safety of the principal amount and income of the Company

(10)	Right of early termination: Bank of China has the right of early termination on the open day. In case of early termination of this product on the open day, the Bank of China shall pay the principal and return on that day.

(11)	The payment of principal and return: the principal and corresponding return of the products would be transferred on the early termination date or within 1 working day after the early redemption date. No interest will be born during the period from the early termination dated or early redemption date to the date on which the Company has received the payment.

(12)	Description of connected relationship: To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Bank of China and its ultimate beneficial owners are the third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

4.	Wealth Management Products Agreement of CCB

On 9 April 2014, the Company entered into the Wealth Management Products Agreement of CCB with CCB to purchase “Qianyuan” principal-guaranteed wealth management products (Issue 57 of 2014) of CCB, details of which are as follows:

(1)	Name of product: “Qianyuan” principal-guaranteed wealth management products (Issue 57 of 2014) of CCB (Product No.: SD082014057079D01)

(2)	Investment currency: RMB

(3)	Type of product: principal-guaranteed and floating income wealth management product

(4)	Subscription amount: RMB 0.9 billion

(5)	Expected annualized return rate: 5.01%

(6)	Principle for calculation of product returns: return on the product is calculated based on the Company’s investment principal, days of investment and the actual annual yield

(7)	Value date of product: 9 April 2014

(8)	Maturity date of product: 27 June 2014

(9)	Principal guaranteed: 100% guarantee for the safety of the principal amount and income of the Company

(10)	Right of early termination: during the investment period for the products, CCB has the right of early termination. In case of early termination of this product, CCB shall notify the Company by announcement 2 working days in advance and return the investment principal and accrued returns to the Company within 3 working days after the date of early termination. Such accrued returns shall be calculated based on the actual investment days and the actual return yield.

(11)	The payment of principal and return: the principal and corresponding return of the products would be paid in a lump sum upon the maturity date. CCB will transfer the principal and return to the account of the Company as agreed on the first working day after the maturity date. The transfer will be postponed accordingly if the due date for payment falls on a statutory holiday.

(12)	Description of connected relationship: to the best of the Directors’ knowledge, information and belief having made reasonable enquiry, CCB and its ultimate beneficial owners are the third parties who are independent of the Company and connected persons of the Company and they are not connected persons of the Company.

5.	Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank

On 9 April 2014, the Company entered into the Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank with Qilu Bank to purchase the corporate structured deposits (wealth management) products of Qilu Bank, details of which are as follows:

(1)	Name of product: corporate structured deposits (wealth management) products of Qilu Bank

(2)	Investment currency: RMB

(3)	Type of product: principal and income guaranteed wealth management product

(4)	Subscription amount: RMB 1 billion

(5)	Annualized return rate: 6.05%

(6)	Principle for calculation of product returns: return on the product is calculated based on the Company’s investment principal, days of investment and the actual annual yield. Interest during the proceeds raising period is calculated based on the current deposit interest rate and will not be included in the investment principal.

(7)	Value date of product: 9 April 2014

(8)	Maturity date of product: 9 July 2014

(9)	Principal guaranteed: 100% guarantee for the safety of the principal amount and income of the Company and one-off return of principal amount and contracted product income of the RMB deposit wealth management products at maturity.

(10)	Right of early termination: if the three-month Shanghai Interbank Offered Rate (Shibor) is below 4% as of 30 April 2014 or 30 May 2014, Qilu Bank accordingly has the right but no obligation of early termination of the products on 7 May 2014 or 6 June 2014. In case of early termination of this product, Qilu Bank shall notify the Company within 2 working days before the termination date

(11)	The payment of principal and return: the payment date shall be the maturity date or the early termination date if Qilu Bank exercised the early termination right. If the maturity date (or the early termination date) falls on a non-working day, the payment will be postponed to the next working day. No interest will be born from the maturity date to the actual payment date of the principal and return. The Company shall receive the payment during the business hours of Qilu Bank on the payment date.

(12)	Description of connected relationship: to the best of the Directors’ knowledge, information and belief having made reasonable enquiry, Qilu Bank and its ultimate beneficial owners are the third parties who are independent of the Company and connected persons of the Company and they are not connected persons of the Company.

III.	REASONS AND BENEFITS FOR ENTERING INTO WEALTH MANAGEMENT PRODUCTS AGREEMENTS OF 2014

Without affecting the Company’s project constructions, liquidity and fund security, the Company utilized certain idle funds to subscribe for highly secure principal-guaranteed wealth management products from banks. Such subscription will not affect the need of working capital of the Company. Appropriate short-term wealth management with low risk exposure is conducive to enhance the utilization of capital and increase income from idle funds.

Therefore, the Directors consider that the 2014 Wealth Management Products Agreements are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

IV.	IMPLICATION OF THE HONG KONG LISTING RULES

The relevant subscription amounts under the 2014 Wealth Management Products Agreements (being Wealth Management Products Agreement of Agricultural Bank of China, Master Agreement of Structured Deposits of ICBC, Wealth Management Products Agreement of Bank of China, Wealth Management Products Agreement of CCB and Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank) shall be aggregated pursuant to Rule 14.22 of the Hong Kong Listing Rules. As the highest relevant applicable percentage ratio (as defined under the Hong Kong Listing Rules) exceeds 5% but is less than 25%, the 2014 Wealth Management Products Agreements constitute discloseable transactions of the Company and are subject to the reporting and announcement requirements under the Hong Kong Listing Rules.

V.	GENERAL

Information of the parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Agricultural Bank of China

Agricultural Bank of China is a licensed bank incorporated under the laws of the PRC. The principal businesses of Agricultural Bank of China include various corporate and retail banking products and services for a broad range of customers and carries out treasury operations for our own accounts or on behalf of customers. Its business scope includes, among others, investment banking, fund management, financial leasing and life insurance.

ICBC

ICBC is a licensed bank incorporated under the laws of the PRC. The principal businesses of ICBC include corporate and personal financing business, capital business, investment banking and provision of assets management, trust , finance lease and other financial services.

Bank of China

Bank of China is a licensed bank incorporated under the laws of the PRC. The principal business of Bank of China is commercial banking, including corporate banking, personal banking, financial markets services, investment banking and operation of insurance.

CCB

CCB is a licensed bank incorporated under the laws of the PRC. The principal businesses of CCB include the provision of corporate and retail services, capital operation, investment banking, assets management, trust and financial leasing as well as other financial services.

Qilu Bank

Qilu Bank is a licensed bank incorporated under the laws of the PRC. Qilu Bank is principally engaged in the businesses as approved by China Banking Regulatory Commission in accordance with the relevant laws, administrative rules and other regulations.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“2014 Wealth Management Products Agreements”	Wealth Management Products Agreement of Agricultural Bank of China, Master Agreement of Structured Deposits of ICBC, Wealth Management Products Agreement of Bank of China, Wealth Management Products Agreement of CCB and Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank;

“Agricultural Bank of China”	Zoucheng sub-branch of Agricultural Bank of China Limited;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“Bank of China”	Zoucheng sub-branch of Bank of China Limited;

“Board”	the board of directors of the Company;

“CCB”	Yanzhou coal mining area sub-branch of China Construction Bank Corporation;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively

“Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank”	the agreement entered into between the Company and Qilu Bank on 9 April 2014 in relation to subscription of wealth management products of Qilu Bank;

“Director(s)”	the director(s) of the Company;

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“ICBC”	Zoucheng sub-branch of Industrial and Commercial Bank of China Limited;

“Master Agreement of Structured Deposits of ICBC”	the agreement entered into between the Company and ICBC on 9 April 2014 in relation to the purchase of wealth management products of ICBC;

“PRC”	the People’s Republic of China;

“Qilu Bank”	Jinan Yanshan sub-branch of Qilu Bank Co., Ltd.;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shareholders”	the shareholders of the Company;

“Wealth Management Products Agreement of Agricultural Bank of China”	the agreement entered into between the Company and Agricultural Bank of China on 9 April 2014 in relation to subscription of wealth management products of Agricultural Bank of China;

“Wealth Management Products Agreement of Bank of China”	the agreement entered into between the Company and Bank of China on 9 April 2014 in relation to subscription of wealth management products of Bank of China;

“Wealth Management Products Agreement of CCB”	the agreement entered into between the Company and CCB on 9 April 2014 in relation to subscription of wealth management products of CCB;

“%”	percentage ☐

By order of the Board

Yanzhou Coal Mining Company Limited

Li Xiyong

Chairman of the Board

Zoucheng, Shandong Province, the PRC

9 April 2014

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC